SUPPLEMENT NO. 15
DATED DECEMBER 17, 2009
TO THE PROSPECTUS DATED JUNE 20, 2008
OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc., dated June 20, 2008, as supplemented by prospectus supplement No. 11 dated July 17, 2009, prospectus supplement No. 12 dated August 12, 2009, prospectus supplement No. 13 dated August 17, 2009 and prospectus supplement No. 14 dated November 19, 2009.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	a probable agreement to develop a medical facility in Rome, Georgia;

•	refinancing of the Caruth Haven Court mortgage loan;

•
an update regarding the results of a non-public inquiry by FINRA regarding certain private offerings conducted by Pacific Cornerstone Capital, Inc, the dealer manager of our offering, and Terry G. Roussel, a majority owner of our dealer manager and one of our officers and directors; and

•	updated risks related to an investment in our shares.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our primary offering.  As of December 16, 2009, we had sold approximately 4.7 million shares of common stock in our ongoing primary offering and raised gross offering proceeds of approximately $46.5 million.

Agreement to Develop a Medical Facility in Rome, Georgia

           We expect to enter into a joint venture agreement with affiliates of The Cirrus Group, an unaffiliated entity, to develop a free–standing medical facility on the campus of Floyd Medical Center in Rome, GA.  This facility will be approximately 53,000 square feet, of which approximately 86% will be occupied by a long term acute care hospital with the remainder being occupied by Floyd for clinical space.    This development project is estimated to cost $16.3 million.   The proposed long term acute care hospital will be an expansion of The Specialty Hospital, LLC, an existing 24-bed long term acute care hospital housed within the existing main Floyd Medical Center building and is expected to be operated by RehabCare, one of the country’s largest providers of services in the post-acute setting.

Rome and Floyd County, Georgia is in the center of a multi-county trade area located in northwest Georgia and northeast Alabama.  According to a recent market study conducted by Claritas Inc., a provider of updated U.S. Census demographic data used by healthcare providers, Rome, GA 30165 with a 20-mile radius has a current population of approximately 178,000 and total insured population of 81%.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

The transaction is expected to close in December 2009. However, there can be no assurance that events will not arise that could prevent us from closing the transaction.

Refinancing of the Caruth Haven Court Mortgage Loan

As disclosed in a prior supplement, on January 22, 2009, in connection with the acquisition of the Caruth Haven Court property, we entered into a $14 million acquisition bridge loan with Cornerstone Operating Partnership, L.P. Cornerstone Operating Partnership, L.P. is a wholly owned subsidiary of Cornerstone Core Properties REIT, Inc., a publicly offered, non-traded REIT sponsored by affiliates of our sponsor.  On December 16, 2009 we repaid the existing loan using cash from our ongoing offering and proceeds from a new $10.0 million first mortgage loan made by KeyCorp Real Estate Capital Markets, Inc., an unaffiliated entity, and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac).

The new loan has a 10-year term, maturing on December 16, 2019.  The effective interest rate on the loan is fixed at 6.50% per annum, with fixed monthly payments of approximately $65,730 based on a 30-year amortization schedule.  If we prepay the loan prior to June 16, 2019 we would be required to pay a variable yield maintenance prepayment fee. If we prepay the loan after June 16, 2019 but before September 17, 2019, we would be required to pay a prepayment premium of 1% of the unpaid principal balance.  We may prepay the loan after September 17, 2019 without incurring any prepayment penalty. The new loan is secured by a deed of trust on Caruth Haven Court, and by an assignment of the leases and rents payable to the borrower.

FINRA’s Inquiry Regarding Private Placements Conducted by Pacific Cornerstone Capital and Terry G. Roussel

Pacific Cornerstone Capital, Inc., our affiliated dealer manager, and Terry G. Roussel, the majority owner of our dealer manager and one of our officers and directors, have been the subject of a non-public inquiry by FINRA focused on private placements conducted by our dealer manager during the period from January 1, 2004 through May 30, 2009.  We are not the issuer of any of the securities offered in the private placements that are the subject of FINRA’s investigation.  One such issuer is, however, the managing member of our advisor.  Without admitting or denying the findings, our dealer manager and Terry Roussel have agreed to settle the FINRA inquiry, which alleges that they violated NASD rules relating to communications with the public (Rule 2210); supervision (Rule 3010) and standards of commercial honor and principles of trade (Rule 2110).  FINRA’s allegations, in sum, focus on claimed material misstatements and omissions with respect to certain performance targets.  Our dealer manager has consented to a censure and fine of $700,000.  Mr. Roussel has consented to a fine of $50,000, suspension from association with a FINRA member in all capacities for 20 business days, and suspension from association with a FINRA member firm in a principal capacity for an additional three months.  Terry Roussel served as our dealer manager’s president and chief compliance officer until October 1, 2009, when he resigned as president. Terry Roussel also intends to transfer his chief compliance officer responsibilities to a qualified register principal. He presently serves as one of our dealer manager’s two directors.  Our dealer manager has also agreed to provide additional disclosures, satisfactory to FINRA, to investors in the private offerings.

Risk Factors

The following risk factors update the risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements and should be read together with the risk factors disclosed in the prospectus,  supplement no. 11, supplement no. 13 and supplement no. 14.

We are dependent upon our advisor and its affiliates to conduct our operations and to fund our organization and offering activities.  Any adverse changes in the financial health of our advisor or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.  If our advisor became unable to fund our organization and offering expenses, we may sell fewer shares in this offering, we may be unable to acquire a diversified portfolio of properties, our operating expenses may be a larger percentage of our revenue and our net income may be lower.

We are dependent on Cornerstone Leveraged Realty Advisors to manage our operations and our portfolio of real estate assets. Our advisor has no operating history and it will depend upon the fees and other compensation that it will receive from us in connection with the purchase, management and sale of our properties to conduct its operations. To date, the fees we pay to our advisor have been inadequate to cover its operating expenses.  To cover its operational shortfalls, our advisor has relied on cash raised in private offerings of its sole member.  The FINRA inquiry described above, which relates to such private offering, could adversely affect the success of such private offering or future private capital-raising efforts.  If our advisor is unable to secure additional capital, it may become unable to meet its obligations and we might be required to find alternative service providers, which could result in a significant disruption of our business and may adversely affect the value of your investment in us.  Furthermore, to the extent that our advisor is unable to raise adequate funds to support our organization and offering activities, our ability to raise money in this offering could be adversely affected.  If we sell fewer shares in this offering, we may be unable to acquire a diversified portfolio of properties, our operating expenses may be a larger percentage of our revenue and our net income may be lower.

We are dependent on our affiliated dealer manager to raise funds in our offerings. Events that prevent our dealer manager from serving in that capacity would jeopardize the success of our offerings and could reduce the value of your investment.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity. Therefore, any event that hinders the ability of our dealer manager to conduct offerings on our behalf would jeopardize the success of this offering and, as described above, could adversely affect the value of your investment. A number of outcomes, including the FINRA proceeding discussed above, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital. In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates. If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf. In addition, our dealer manager has also relied on our affiliates in order to fund its operations, and our affiliates have relied on private offerings in order to make such equity investments in our dealer manager. As noted above, we cannot predict the impact of the proceeding with FINRA described above, which relates to such private offerings, on the ability of such affiliates to raise sufficient equity capital.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and its ability to conduct a successful public offering for us could suffer.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA. In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager. In such an environment, the risk of sanctions by regulatory authorities is heightened. Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates. Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of our offering.

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